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                       October 28, 2022

       Brian Podolak
       Chief Executive Officer
       Vocodia Holdings Corp
       6401 Congress Ave
       Boca Raton, FL 33487

                                                        Re: Vocodia Holdings
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
21, 2022
                                                            CIK No. 0001880431

       Dear Brian Podolak:

               Our initial review of your draft registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, the audit for all periods presented must be conducted in accordance with standards of the PCAOB for an issuer.
       Ensure that you are independent accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

               In addition, please revise your filing to describe how the combined entities will become a consolidated group by the time of the closing of the offering; and the transaction through which the entities will become a consolidated group will be accounted for as a reorganization of entities under common control, if applicable. Please consider whether pro forma information would be required to present the consolidated group.

              We will provide more detailed comments relating to your draft registration statement following our review of a substantive amendment that addresses these deficiencies.

              Please contact Laura Veator, Senior Staff Accountant, at 202-551-3716, Stephen
       Krikorian, Accounting Branch Chief, at 202-551-3488, Jan Woo, Legal Branch Chief, at 202-
       551-3453, or Aliya Ishmukhamedova, Law Clerk, with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Technology
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Vocodia Holdings Corp
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